Offering Statement for
Global Cancer Technology, Inc
("Global Cancer Technology")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

Global Cancer Technology, Inc

16776 Bernardo Center Drive
#203
San Diego, CA 92128

Eligibility

2. **The following are true for Global Cancer Technology, Inc:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   John Clark

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   John Clark is the founder and CEO of Global Cancer Technology and has been since the inception of the Company in January of 2013. He has also served as CEO of NanoMed Tracking, Inc., the Company's subsidiary, since its inception in 2017. He has served as Chairman and CEO of American Radiosurgery, Inc. since 2001. Mr. Clark received a Bachelor of Science degree in biology in 1974 from the University of Scranton, Pennsylvania. Work History: Global Cancer Technology, CEO, Jan. 2013-Present NanoMed Tracking, Inc., CEO, 2017-Present American Radiosurgery, Inc., Chairman and CEO, 2001-Present

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

John Clark

Securities:	9,800,000
Class:	Common Stock
Voting Power:	85.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Global Cancer Technology, Inc. was incorporated under the laws of the State of Nevada on May 18, 2017. It was originally formed as a limited liability company in the State of Texas on January 2, 2013 and converted to its present corporate status on May 18, 2017. In order to implement the conversion from a Texas limited liability company to a Nevada corporation, the entities entered into a Plan of Conversion, whereby the members of the limited liability company approved the plan and agreed to exchange their membership interests for an aggregate of 351,000 shares of common stock of the corporation on a pro rata basis. We filed articles of conversion in both the states of Texas and Nevada on May 18, 2017. We have three majority-owned subsidiaries: 1) NanoMed Tracking, Inc., a Nevada corporation formed on July 12, 2017; 2) MCW Pharmaceuticals Inc., a Montana corporation formed on June 11, 2018; and 3) HIFU+., A Montana Corporation formed on April 4, 2019. Each subsidiary was established to develop and commercialize a specific technology. NanoMed Tracking was established to commercialize our technology to label and track hospital instruments with Nano Quantum Dots. MCW Pharmaceuticals was established to develop our technology for reformulating UCN-01, which is a tumor sensitizing agent. HIFU+ was established to develop our patents for 'Boiling Histotripsy', which is a new form of High Intensity Focused Ultrasound. We plan to create a new subsidiary called NanDrug Transport. For decades, medical radiation specialists have sought to activate by local radiation beams, a non-toxic, interactive version of a cancer drug, (pro-drug) selectively at cancers and not body tissues in general. This strategy is attractive because it aims to overwhelm tumor resistant mechanisms by allowing high drug concentrations at tumor foci, while sparing normal tissue and organs from toxicity, and reducing the generally damaging radiation doses needed to control tumor burden. The technology represented by the license acquired from the University of California, San Diego, introduces a novel concept of linking a prodrug to a nanocrystal radiation scintillator. For example, embodiments are provided herein in which a drug is inactive while linked to the crystal, but in response to radiation the scintillator emits light to break the chemical linker, thereby releasing active drug. Ideally, drug activity focused on areas adjacent to tumors would destroy the micro metastasis that are so challenging to selectively excise or treat. Single cell infiltration that significantly diminishes by a blading the active margin of primary and secondary tumors, especially in early disease stages, would also be desirable. Intravenously injected nanoparticles may concentrate at tumor foci by leaking through typically incomplete tumor vessels, by adhering to tumor micro vessels via well-established targeting ligands and penetrating the blood brain barrier both passively and actively via transferred ligands. Our goals are to commercialize our three leading technologies. 1-Nano Quantum Dots and Optical Recording License We hold a license agreement from UCSD for utilizing nano quantum dots and optical recording to mark and track materials. Our first launch of this technology will be in marking medical instruments with a polymer containing nano quantum dots that we have licensed to our subsidiary, NanoMed Tracking, Inc., to develop and commercialize the product. Our plan of operation for this technology is as follows: Quantum Dot/Polymer Marker The beta for this technology has been completed and validated. This technology is planned to be developed and finalized within one year of successful funding and will consist of a polymer formulation blended with quantum dots that emit a unique fluorescent spectral signature when exposed to a source of light. We plan on completing the quantum dot code validation and optimization in the same year, contingent upon successful funding. We anticipate successful reliability testing, autocalving and sterilization to also occur within that same year. Optical Reader The beta for this technology has been completed and validated and will successfully read the Qdot/Polymer Marker through the use of an amplifier-digitizer configured to filter the spectral signature and digitized the signal into a readable format. Size reduction is currently underway, and we anticipate hi-pass through scanning to be achieved within one year of successful funding. The next steps in our plan to develop the technology are as follows: Qdot Polymer: Optimize formulation for volume production Optical Reader: Design and develop hospital ready unit from proof of concept Polymer Applicator: Design & develop desktop unit from existing HP printer technology Software: Modify platform from existing software provider for initial product launch Develop proprietary software platform Go to Market Strategy: Our strategy to bringing the technology to market is as follows: Complete all testing with our beta site partner, UCSD School of Medicine. Much of this testing is completed as we have cycled instruments with polymer marking to be durable over 1,000 cycles of sterilization. Extend and implement instrument marking in all eight UCSD centers. Conversations have been initiated with these additional centers and they are awaiting more product development information. These eight centers are under UCSD control and management believes it can implement our technology into these centers. From UCSD Centers, expand to all hospitals in the California University system. Once we can show efficacy with our product within the UCSD hospital system, we believe we will be able to approach all University of California hospitals to demonstrate our technology. We intend to organize a "Road show" dedicated to all hospitals in the California University system. Complete national and international distribution system for sales pipeline. We have begun preliminary conversations with distributors, both nationally and internationally, and these distributors have expressed interest in purchasing and representing the product once at market. Create strategic partnership with leading sterilization and instrument manufactures. We have contacted instrument manufacturers and sterilization companies and demonstrated our technology. We believe initial response have been positive. Identify and explore all other medical marking opportunities. We believe there are other opportunities for our technology in addition to instrument marking. We believe we have the capability to mark the smallest of needles and gauges. We also believe we can find opportunities in internally marking implantable catheters and other devices used in the human body. We intend to develop fully both the Quantum Dot/Polymer Marker and the Optical Reader within one year of successful funding. At that point, we believe the product would be ready to market. To achieve the above steps in our go to market strategy we will require additional funding. Our projections estimate approximately $3 million in additional funding for successful implementation and scaling of our operations. We plan to seek an additional $3 million through financing provided by institutional partners or venture capitalists, although we currently have no arrangements or agreements for the additional funding. 2-Attachment of Cancer Drug to a Nano Crystal Scintillator License We hold a license from UCSD that allows for the attachment of a cancer drug to a nano crystal scintillator, which keeps the cancer drug inactive until it accumulates at the tumor. At the tumor site, the drug is remotely activated using radiosurgery, allowing 100% of the energy of the drug to be available in the tumor. We are the only company in the world working on this novel drug transport approach. Our plan of operation for this technology is as follows: Identify potential partners to begin preclinical testing of the nano crystal scintillator. This testing requires animal testing and is necessary to validate: Safety; Efficacy; Toxicity; Stability; Scalability. After these parameters are identified and satisfactory results achieved, we will then go to clinical trials and make all the appropriate applications. The clinical trials will replicate all the testing that has been done in the preclinical trials. It is estimated that the preclinical trials will take approximately one year to finish and that the clinical studies will take approximately three years to finish. We have identified potential partners to assist us in the preclinical phase of this drug transport technology, although we have not entered into any specific arrangements or binding agreements. WE believe most clinical trials will utilize the scientists from UCSD to conduct initial preclinical studies in combination with local private corporations. We have not begun any preclinical studies at this point. With successful funding, management believes up to $1 million will be required to complete the above validations. Go to Market Strategy: We are actively seeking a strategic partner for initiating our preclinical studies. We are currently in negotiations to enter into an agreement with Imagion Biosystems, a San Diego company who is a leader in the use of nano crystal scintillators and iron oxide particles for a new and advanced imaging technique. If successful, we believe this would create the first nano crystal scintillator carrying the ability to image a tumor and simultaneously treat the tumor with the therapeutic agent. If completed, this partnership with Imagion Biosystems could produce a large part of preclinical data that we could integrate with other strategic partners we are developing for the preclinical work. We are currently seeking funding for these activities. The exact cost of these activities is undetermined, but we believe proceeds from this offering would cover expenses incurred. Once preclinical testing is accomplished, we would then proceed to the clinical phase trial. This period could take up to two years and cost approximately $3 million. We plan to implement traditional equity or debt funding methods to proceed with clinical trials. It is anticipated that the $3 million necessary for clinical trials would be raised through a financing provided by institutional partners or venture capitalists, although we currently have no commitment for this funding. If we obtain FDA acceptance and approval, we would need to raise additional funds for full marketing implementation, which we estimate could require an additional $5 million or more. We intend to seek a corporate partnership to secure the funding. 3) HIFU+ High Intensity Focus Ultrasound We hold a license from the University of Washington for 16 different patents involving a new form of high intensity focus ultrasound ("HIFU"). This breakthrough technology is called "Boiling Histotripsy" ("BH"). We intend to commercialize the product primarily for use in prostate disease and then develop the technology for other cancer treatments. There are three goals to be achieved in the preclinical phase which are: (i) Design, fabricate, and characterize ultrasound probes for transrectal BH studies. We will perform simulation studies of nonlinear HIFU fields generated by transrectal probes with different geometries to design a transducer capable of operating in shock–formation conditions relevant to BH. (ii) Refine BH treatment strategies in ex vivio prosthetic tissue. Based on the acoustic characterization results and the derating approach developed for predicting in situ parameters of nonlinear ultrasound field, we will design BH treatments protocols and test them in Phantom gels mimicking prostate, and ex vivo canine prostate tissue. (iii) Assess feasibility and tolerability of transrectal BH treatments in vivo in clinically relevant canine models of prostate disease. Feasibility, safety, and tolerability of the transrectal BH treatment will be performed first in healthy canine prostate (acute). We will then perform acute and short-term survival studies in a canine BPH model. At the end of our preclinical period we will have demonstrated: (i) a functional and acoustically characterized preclinical U.S. guided transrectal BH therapeutic device for ablation of prostate tissue; (ii) demonstration of the feasibility of transrectal mechanical ablation of prostate tissue, including BPH and PCa, with BH; (iii) initial data on the safety and tolerability of BP prostate treatment (via assessment of collateral damage and initial survival studies); and (iv) initial understanding of how BH prostate lesions heal as an estimate of expected convalescence. We are currently seeking funding for the project and working towards acquiring a strategic partner for development following preclinical trials.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

7. **Material factors that make an investment in Global Cancer Technology, Inc speculative or risky:**

    1. The Company has limited operating history, limited working capital, and is in the initial commercialization stage. The Company was organized on January 3rd, 2013. The Company has limited commercial operations to date. Since inception, it has been engaged principally in organizational activities, including developing a strategic operating plan, entering into contracts, and hiring personnel. The Company is considered a development stage company for accounting purposes because it has generated no revenue to date. Accordingly, the Company has no relevant operating history upon which you can evaluate performance and prospects. The Company is subject to all of the business risks associated with a new enterprise. These risks include, but are not limited to, risks of unforeseen capital requirements, failure of market acceptance, failure to establish business relationships, and competitive disadvantages as against larger and more established companies.

    2. The Company may not meet the product development and commercialization milestones. The Company has established internal product development and commercialization milestones and dates for achieving development goals related to technology and design improvements. The Company intends to be aggressive in setting the internal milestones and expect to be generally successful in meeting them. If the Company does experience delays in meeting the development goals or if the radiosurgery products exhibit technical defects or are unable to meet cost or performance goals, including output, useful life and reliability, the commercialization schedule could be delayed. In such event, potential purchasers of the Company's products may choose alternative sources. The Company cannot guarantee that the Company will successfully achieve the milestones in the future.

    3. The Company has generated limited revenues to date. It will not generate significant material revenues until after the Company has successfully brought its technology to market.

    4. The Company is unproven on a large-scale commercial basis. The Company's manufacturing technology and distribution capabilities have never been used on a large-scale commercial basis. All tests and installations of the technology conducted to date have been done on a limited basis. There can be no assurance that the Company can get the same or similar results on a large- scale commercial basis or on any specific project. The Company has not used the technology under the conditions that will be required to be profitable. The Company has not used the technology in the volumes that will be required to be profitable. The Company cannot predict all the difficulties that may arise. Also, the ability to operate the business successfully will depend on a variety of factors, many of which are outside the control of the Company. These factors include competition, cost and availability of strategic components, changes in governmental initiatives and requirements, changes in regulatory requirements, and the costs associated with equipment repair and maintenance.

    5. The market may not accept the products. Many prospective purchasers of the Company's products have committed substantial resources to promoting the competition's products or have longstanding relationships with the Company's competitors. The growth and future financial performance of the Company will depend on its ability to demonstrate to prospective users the technical and economic advantages of the technology over the alternatives. There can be no assurance that the Company will be successful in this effort. Furthermore, competing alternatives may be seen to have, or may actually have, certain advantages over the Company's technology.

    6. The Company will bear the risk of international operations. The Company plans to market its core technologies in international markets. These markets include both industrialized and developing countries. International operations have various risks. These risks include political instability, economic instability and recessions, exposure to currency fluctuations, difficulties of administering foreign operations generally, and obligations to comply with a wide variety of

foreign import and United States export laws, tariffs and other regulatory requirements. The competitiveness in overseas markets may be negatively impacted when there is a significant increase in the dollar's value against the currencies of other countries where the Company does business. In addition, the laws of certain foreign countries may not protect the Company's proprietary rights to its technology to the same extent as United States law. The Company may have no legal recourse in certain adverse circumstances in other countries.

7. The Company will face competition and technological alternatives. The primary initial market for the Company's products will be the largest global distributors of Medical Devices. The Company has no experience in marketing the products. The Company has not previously had any employees or personnel whose primary responsibilities were sales or marketing functions.

8. Other participants in both the private and public sectors include several large domestic and international companies and numerous small companies. Many of these companies have substantially greater financial and other resources. Generally, all of the competitors will already have relationships with the prospective customer that may be difficult to overcome. Many of these companies have more manufacturing, marketing and sales experience than the Company. In addition, as optical technology evolves, there exists the possibility that the Company's technology may be rendered obsolete by one or more competing technology. Any one or more of the competitors, or one or more other enterprises not presently known to the Company may develop technologies superior to the Company's technology. Alternative technologies, including stem cell and drugs, may also compete with the Company's noninvasive cancer treatments. To the extent that the competitors are able to offer more cost-effective alternatives, the ability of the Company to compete could be materially and adversely affected.

9. The Company will face business risks. The radiosurgery business is subject to factors affecting the level of general business and economic activity including the level of private consumption, disposable income, interest rates, and availability of funds for capital investment, financial factors and the like. In bad economic conditions, people may delay optical purchases. The Company may face price competition. The Company has little or no control over any of these factors. The Company may be adversely affected by these factors.

10. All of these companies have far more experience, greater assets and financial and other resources than the Company. The Company will also compete with many other companies virtually all of which have substantially greater assets, financial resources and experience than the Company. No assurance can be given that the Company will have the financial resources, the personnel or the capability to compete effectively against any of these companies. Competition among these companies in the radiosurgery industry is especially strong. The Company will have to market the products and services in the face of this competition. If the Company is unable to successfully compete with these companies, it will rapidly lose any customers it may have and be forced to operate at a loss, or even cease operations.

11. The Company may depend on a few customers. At the present time, the Company has limited sales pending. Although the Company believes that it will be able to secure additional sales, there is no assurance that such sales will be concluded. The loss of any such sales would cause the Company to lose a significant portion of its revenues and/or operating income. The loss of one or more key customers could substantially impair its operating results and could have a material adverse effect on its business, operating results and financial condition.

12. The Company will risk the effects of general economic conditions. The radiosurgery industry is sensitive to general economic conditions. The sales could be adversely affected by a sustained economic recession in the United States or in the Company's initial international markets, which include Europe, the United Kingdom, the Middle East, Mexico and Latin America. A substantial reduction in sales would have a material adverse effect on the business, operating results and financial condition. The Company is not diversified; the Company will concentrate on one industry The Company's marketing efforts initially will be concentrated in the noninvasive radiosurgical segment of the medical device market. To the extent the Company will invest a relatively high percentage of the assets in this market, the Company may be more affected by any single adverse economic, political or regulatory event than its competition.

13. The Company will depend on key management and other personnel. The Company is dependent on the efforts of the senior management and scientific staff, who have employment agreements with the Company. The proceeds of key man life insurance policies on the lives of such individuals may not be adequate to compensate the Company for the loss of any of such individuals. The loss of the services of any one or more of such persons may have a material

adverse effect on the Company.

14. The future success will depend in large part upon the ability to attract and retain skilled scientific, management, operational and marketing personnel. Prior to this Offering, the Company has not had any employees or personnel whose responsibilities were focused primarily on sales or marketing. The Company will face competition for hiring such personnel from other companies, government entities and other organizations. There can be no assurance that the Company will continue to be successful in attracting and retaining such personnel.

15. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

16. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

17. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

18. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

19. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

20. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

21. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

22. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

23. *There is no present public market for these Securities and we have arbitrarily set the price.*

   The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

24. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

25. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Global Cancer Technology, Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $107,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   We plan to use a portion of the proceeds, approximately $10,000, for marketing for a registration statement to be filed under Regulation A+. Other uses of the proceeds will be up to $20,000 for commercializing instrument marking technology; up to $20,000 for pre-clinical work on Nanocrystal scintillator; up to $20,000 for work toward a research grant to University of Washington for HIFU+; and up to $30,000 for general and administrative expense.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$5,243
Working Capital	$0	$0
Commercializing Instrument marking technology	$0	$20,000
Pre-clinical work on Nanocrystal scintillator	$0	$20,000
Research grant to Univ. of Washington for HIFU+	$0	$20,000
Marketing for RegA+ registration	$9,510	$10,000
General and Administrative Expense	$0	$31,757
Total Use of Proceeds	**$10,000**	**$107,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Global Cancer Technology, Inc must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1.00 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	100,000,000	11,514,979	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Convertible debt	As of September 30, 2019, outstanding convertible debt and accrued interest is convertible into 836,231 shares of common stock	836,231
Stock option plan	There are 500,000 shares of common stock authorized for non-qualified and incentive stock options, restricted stock units, restricted stock grants, and stock appreciation rights under the Plan, which are subject to adjustment in the event of stock splits, stock dividends, and other situations.	500,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    There is a total of $237,500 in convertible notes outstanding, bearing an annual interest rate of 7%, that can be converted into shares of common stock at various prices ranging from $0.25 per share to $0.75 per share. As of September 30, 2019, the conversion of the debt and unpaid interest will require us to issue 836,231 additional shares of common stock.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    At Issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As a minority owner, you are subject to the decisions made by the management team or the majority equity holders. There is a risk that those with voting control exercise voting rights in a manner that is not favorable to the interest of individuals who are minority owners.

23. **What are the risks to purchasers associated with corporate actions including:**
    ▪ **additional issuances of securities,**
    ▪ **issuer repurchases of securities,**
    ▪ **a sale of the issuer or of assets of the issuer or**
    ▪ **transactions with related parties?**

The issuance of additional securities will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Individual Investor
Amount Outstanding:	$25,000
Interest Rate:	7.0%
Maturity Date:	November 20, 2018

Other Material Terms:

> On November 20, 2017, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on November 20, 2018 unless the option to convert into common shares at the rate of $0.25 per share is exercised.

Creditor(s):	Individual Investor
Amount Outstanding:	$25,000
Interest Rate:	7.0%
Maturity Date:	November 22, 2018

Other Material Terms:

> On November 22, 2017, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on November 22, 2018 unless the option to convert into common shares at the rate of $0.25 per share is exercised.

Creditor(s):	Individual Investor
Amount Outstanding:	$25,000

Interest Rate:	7.0%
Maturity Date:	December 22, 2018

Other Material Terms:

On December 22, 2017, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on December 22, 2018 unless the option to convert into common shares at the rate of $0.25 per share is exercised.

Creditor(s):	Individual Investor
Amount Outstanding:	$25,000
Interest Rate:	7.0%
Maturity Date:	January 18, 2019

Other Material Terms:

On January 18, 2018, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on January 18, 2019 unless the option to convert into common shares at the rate of $0.25 per share is exercised.

Creditor(s):	Individual Investor
Amount Outstanding:	$17,500
Interest Rate:	7.0%
Maturity Date:	April 5, 2019

Other Material Terms:

On April 5, 2018, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $17,500 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on April 5, 2019 unless the option to convert into common shares at the rate of $0.35 per share is exercised.

Creditor(s):	Individual Investor
Amount Outstanding:	$35,000
Interest Rate:	7.0%
Maturity Date:	April 16, 2019

Other Material Terms:

On April 16, 2018, the Company received $35,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on April 16, 2019 unless the option to convert into common shares at the rate of $0.25 per share is exercised.

Creditor(s):	Individual Investor
Amount Outstanding:	$25,000

Interest Rate:	7.0%
Maturity Date:	June 22, 2019

Other Material Terms:

On June 22, 2018, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on June 22, 2019 unless the option to convert into common shares at the rate of $0.50 per share is exercised.

Creditor(s):	Individual Investor
Amount Outstanding:	$25,000
Interest Rate:	7.0%
Maturity Date:	April 5, 2019

Other Material Terms:

Unpaid interest and principal are convertible into shares of common stock at a price of $0.35 per share.

Creditor(s):	Individual Investor
Amount Outstanding:	$25,000
Interest Rate:	7.0%
Maturity Date:	April 16, 2019

Other Material Terms:

Unpaid interest and principal are convertible into shares of common stock at a price of $0.50 per share.

Creditor(s):	Individual Investor
Amount Outstanding:	$10,000
Interest Rate:	7.0%
Maturity Date:	October 23, 2019

Other Material Terms:

Unpaid interest and principal are convertible into shares of common stock at a price of $0.75 per share.

25. **What other exempt offerings has Global Cancer Technology, Inc conducted within the past three years?**

Date of Offering:	01/2017
Exemption:	Reg. D, Rule 506b (Title II of JOBS Act)
Securities Offered:	Common Stock
Amount Sold:	$587,837

Use of Proceeds:

Corporate development related to commercializing instrument marketing technology and pre-clinical work on Nanocrystal scintillator.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Global Cancer Technology is a non-revenue medical technology holding company. Its primary goal is to raise capital to commercialize our base of medical technologies. As such, we have a very moderate operating budget. To date, we have taken in approximately $500,000 in private investor funds. For the years ended December 31, 2018 and 2017, we recorded operating expenses and an operating loss of $347,124 and $373,791, respectively. We generally average between $5,000 to $20,000 average daily balances and our monthly burn rate is approximately $10,000 per month. Our major expenses are legal, licensing fees and operational items. The CEO is the only salaried position and most of that salary is deferred until major financing has occurred. Once we have financing for our 'Remote Controlled Drug Delivery' technology we anticipate that our monthly expenses will increase to approximately $40,000 per month. There are 2 separate financing milestones we are faced with. The first is to raise approximately $100,000 through this offering statement. Those proceeds will be used to support our second milestone, which is to raise approximately $5 million through a Reg A+ registration that the SEC has qualified us for. We believe those additional proceeds will allow for the commercialization of our products.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Taxes

Total Income	Taxable Income	Taxes Paid
$0	($359,128)	$0

See attachments:

  Income Statement: income.pdf

Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
CPA Audit Report:	auditreport.pdf
Principal Executive Certification:	executivecertification.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?
        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
        1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
        2. places limitations on the activities, functions or operations of such person?
        3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

    5. Is any such person subject to any order of the Commission entered within five years before the

filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Global Cancer Technology, Inc answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcript: Cancer, a thing no one wants to have. Not because its deadly and can spread fast, but also because even its modern drug treatment is often very damaging to the rest of the body. Global Cancer Technology is pioneering a new way to activate cancer drugs directly within the tumor. We have created a nanoparticle that bonds firmly with a drug, making it inactive until it reaches its destination and receives a microdose of external radiation. Once irradiated, our nanoparticles release the maximum dose of the drug within the tumor, killing the cancer cells. Healthy tissue remains unharmed. The patient receives the most effective and comfortable treatment aimed to minimize unpleasant, painful, and sometimes serious side effects. Global Cancer Technology, with its unique remote control drug delivery system, is working to make cancer treatment sustainable. An investment in Global Cancer Technology is an investment in fighting cancer. www.globalcancertechnology.com.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Pitch Deck: pitchdeck.pdf

Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.globalcancertechnology.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.